FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-117529 AND 333-130048) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Form 6-K consists of the following financial information:

Unaudited pro forma condensed financial statements for the year ended December 31, 2004 and for the nine months ended September 30, 2005, giving effect to the sale by the Registrant of its Communications Division Segment to Qualmax Inc.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) BY: /S/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: January 12, 2006

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
(US dollar in thousands, except for share and share data)

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

        The unaudited pro forma condensed financial statements presented below have been prepared to give effect to the sale by BOS of its Communications Division Segment (hereinafter “Communications Division”) to Qualmax Inc. (Pink Sheets: QMXI.PK) closed on Decmber 31, 2005, after giving effect to the pro forma adjustments described in the accompanying notes.

        The following unaudited pro forma condensed statements of operations of BOS for the year ended December 31, 2004 and for the nine months ended September 30, 2005, give effect to the sale of the Communications Division as if it had occurred on January 1, 2004 and January 1, 2005, respectively, and the historical unaudited statements of operations of BOS, for such period. The following unaudited pro forma condensed balance sheet as of September 30, 2005 gives effect to the sale of the Communications Division, as if it had occurred on such date, and reflects the assets sold based on their book values at the date of the sale. This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of BOS, for the year ended December 31, 2004, and for the nine months ended September 30, 2005, filed by the company with the Securities and Exchange Commission on June 27, 2005 and on November 29, 2005, respectively.

        Unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the sale occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma condensed financial statements are based upon the respective historical financial statements of BOS, and do not incorporate, nor do they assume, any benefits from cost savings by the sale of the Communications Division. The pro forma adjustments are based on available financial information and certain estimates and assumptions that BOS believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed financial statements.

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
(US dollar in thousands, except for share and share data)

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS FOR THE
YEAR ENDED DECEMBER 31, 2004

	Historical	Adjusment	Reference	Pro-Forma

Revenues	$8,282	$1,363	(2g)	$6,919

Cost of revenues	4,608	949	(2g)	3,659

Gross profit	3,674	414	(2g)	3,260

Operating expenses:

Research and development	2,296	1,627	(2g)	669

Less - grants and participation	(492)	(492)	(2g)	-

Selling and marketing	1,706	691	(2g)	1,015

General and administrative	1,705	434	(2g)	1,271

Total operating expenses	5,215	2,260	(2g)	2,955

Operating profit (loss)	(1,541)	(1,846)	(2g)	305

Financial expenses, net	(158)	-		(158)

Profit (loss) before taxes on income	(1,699)	(1,846)	(2g)	147

Taxes on income	(20)	-		(20)

	(1,719)	(1,846)	(2g)	127

Equity in losses of an affiliated company	(308)	-		(308)

Net loss related to discontinuing operation	(9)	-		(9)

Minority interest in earnings in a subsidiary	(17)	-		(17)

Net loss	$(2,053)	$(1,846)	(2g)	$(207)

Basic and diluted net loss per share	$(0.44)			$(0.04)

Weighted average number of shares used in
computing basic and diluted net loss per
share	4,631,106			4,631,106

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
(US dollar in thousands, except for share and share data)

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2005

	Historical	Adjusment	Reference	Pro-Forma

Revenues	$20,801	$2,275	(2g)	$18,526

Cost of revenues	14,984	1,700	(2g)	13,284

Gross profit	5,817	575	(2g)	5,242

Operating expenses:

Research and development	2,084	1,326	(2g)	758

Less - grants and participation	(217)	(217)	(2g)	-

Selling and marketing	2,715	864	(2g)	1,851

General and administrative	2,555	458	(2g)	2,097

Total operating expenses	7,137	2,431	(2g)	4,706

Operating profit (loss)	(1,320)	(1,856)	(2g)	536

Financial income (expenses), net	(360)	-		(360)

Other income (expenses), net	300	-		300

Income (loss) before taxes on income	(1,380)	(1,856)	(2g)	476

Taxes on income	(297)	-		(297)

	(1,677)	(1,856)	(2g)	179

Equity in losses of an affiliated company	(1,720)	-		(1,720)

Minority interest in earnings in a subsidiary	(230)	-		(230)

Net earning (loss) from continuing segments	$(3,627)	$(1,856)	(2g)	$(1,771)

Basic and diluted net loss per share	$(0.69)			$(0.33)

Weighted average number of shares used in
computing basic and diluted net loss per
share	5,287,886			5,287,886

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
(US dollar in thousands, except for share and share data)

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AS OF SEPTEMBER 30, 2005

	Historical	Adjustment	Reference	Pro forma

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,464	$(1,000)	(2a)	$3,464
Marketable securities	1,093	-		1,093
Trade receivables, net	5,405	-		5,405
Other accounts receivable and prepaid expenses	1,080	-		1,080
Inventory	4,514	(941)	(2b)	3,573

Total current assets	16,556	(1,941)		14,615

LONG-TERM INVESTMENTS
Long-term marketable securities	1,053	-		1,053
Severance pay fund	1,119	-		1,119
Investment in a company	752	4,690	(2c)	5,442

Total long-term investments	2,924	4,690		7,614

PROPERTY AND EQUIPMENT, NET	971	(240)	(2d)	731

INTANGIBLE ASSETS AND DEBT ISSUNACE COST:
Goodwill	1,717	(903)	(2d)	814
Other intangible assets	2,203	(403)	(2d)	1,800

Total intangible assets and debt issuance cost	3,920	(1,306)		2,614

Total assets	$24,371	1,203		$25,574

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term bank loans	$2,624	$-		$2,624
Current maturities of long-term bank loans and convertible note	217	-		217
Trade payables	3,905	-		3,905
Employees and payroll accruals	788	-		788
Deferred revenues	371	-		371
Accrued expenses and other liabilities	1,854	483	(2e)	2,337

Total current liabilities	9,759	483		10,242

LONG-TERM LIABILITIES:
Long-term bank loans	21	-		21
Long-term convertible note	1,064	-		1,064
Put option issued to minority shareholders in a subsidiary	42	-		42
Deferred taxes	397	-		397
Accrued severance pay	1,350	-		1,350

Total Long Term Liabilities	2,874	-		2,874

MINORITY RIGHTS IN A SUBSIDIARY	346	-		346

LIABILITIES RELATED TO DISCONTINUED OPERATIONS	237	-		237

SHAREHOLDERS' EQUITY
Total shareholders' equity	11,155	720	(2f)	11,875

Total liabilities and shareholders' equity	$24,371	$1,203		$25,574

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
(US dollar in thousands, except for share and share data)

NOTE 1:	–	GENERAL

The unaudited pro forma condensed financial statements reflect the following:

On December 31, 2005, BOS sold its Communications Division Segment (hereinafter “Communications Division”), including its property and equipment, goodwill, technology, trade name and existing distribution channels to Qualmax Ltd., a wholly owned Israeli subsidiary of Qualmax Inc. The consideration paid to BOS in the transaction was approximately 3.2 million Qualmax shares of common stock constituting approximately 17% of Qualmax’s total issued and outstanding Common Stock and $800 in royalties to be paid at a rate of 4% from future revenues Qualmax generates from the sold business (“Royalties”). Additional shares may be issued to BOS at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon Qualmax generating by then certain revenues from the sold business (“Earn Out Shares”). The maximum number of Earn Out Shares that may further be issued to BOS is approximately one million Qualmax shares. BOS received certain piggy-back registration rights with respect to the Qualmax shares.

In addition, BOS and Qualmax entered into an Outsourcing Agreement, pursuant to which BOS will provide Qualmax with certain operating services relating to the sold Communications Division. The first three months of services will be provided for no charge and Qualmax shall pay for these services starting from the fourth month from closing. Qualmax can elect to pay for the services rendered during months four to six by issuance to BOS of Qualmax shares valued at a predetermined price of $1.43 per share. BOS undertook to provide these services for at least 12 months from closing.

BOS has also signed a bridge loan agreement with Qualmax Ltd. in the amount of $1,000. The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, Qualmax shall pay only the interest accrued on the loan and monthly principal and interest payments shall commence thereafter. As a security for the loan, Qualmax has granted BOS a second degree-subordinated floating charge on its assets. In addition, repayment of the loan is guaranteed by Qualmax Inc.

The loan agreement provides that if the sold business would generate in the first quarter of 2006, losses that exceed $250, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to BOS additional shares of Common Stock against such reduction, valued at a predetermined price of $1.43 per share. In addition, the loan shall be immediately repaid in the event Qualmax raises by way of equity financing (or a series of equity financings) an aggregate amount equal to at least $ 4,500.

As part of the loan Qualmax also issued to BOS a five-year warrant for the purchase of up to 107,143 shares of its Common Stock at the exercise price of $2.80 per share (“Warrants”). BOS received certain piggy-back registration rights with respect to the shares underlying the warrant.

BOS BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
(US dollar in thousands, except for share and share data)

Following the Qualmax transaction, BOS’ holdings of Qualmax shares constitute approximately 17% of the total issued and outstanding shares of Qualmax Inc. In addition, BOS does not have the right to appoint a director to Qualmax’s board of directors. Since according to BOS’ agreement with Qualmax, the registration of BOS holdings in Qualmax is not within the control of BOS, these share are considered restricted stock under FAS 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consequently are not subject, at this stage, to the requirement to be recorded at quoted market price. As a result, the Qualmax shares held by BOS will be accounted for under the cost accounting method whereby the fair value attributed to such shares is based on a valuation performed by an independent valuation specialist.

NOTE 2:	–	PRO-FORMA

The pro forma condensed balance sheet includes the adjustments necessary to give effect to the sale as if it had occurred on September 30, 2005.

Adjustments included in the pro forma condensed balance sheet are summarized as follows:

a)	The loan granted to Qualmax at an amount of $ 1,000.

b)	Inventory of the Communications Division amounted to $ 941 as of September 30, 2005.

c)	The consideration received for the sale of the Communications Division was 3,195,795 of Qualmax shares with a value of $4,586. In addition, as part of the loan granted by BOS, Qualmax issued to BOS 107,143 Warrants with a value of $104. The valuation of the shares and Warrants is based on the specialist valuation mentioned in Note 1.

d)	The amounts of the Communications Division’s Property and Equipment, intangible assets and goodwill as of September 30, 2005 were $ 240, $ 403 and $ 903 respectively

e)	Accrued expenses and liabilities related to the sale of the Communications Division amounted to $ 483 as of September 30, 2005.

f)	The total adjustment of shareholders’ equity due to the sale of the Communication Division as of September 30, 2005 amounted to $ 720. This adjustment includes the gain from the sale of the Communications Division as opposed to the adjustments of the condensed statements of operations for the periods ending September 30, 2005 and December 31, 2004, which do not include the gain from the sale of this Division.

g)	The pro forma condensed statements of operations for the year ended December 31, 2004 and for the nine month period ended September 30, 2005 include the adjustments necessary to give effect to the sale of the Communications Division as if it had occurred on January 1, 2004 and January 1, 2005, respectively.